FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 March, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc ("NatWest Group")

23 March 2022

Notice of 2022 Annual General Meeting and Form of Proxy

The Annual General Meeting of NatWest Group will be held at Gogarburn, Edinburgh, EH12 1HQ at 2.00 p.m. on Thursday 28 April 2022.

The Notice of Meeting and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2021 Strategic Report or the 2021 Annual Report and Accounts, as appropriate.  The 2021 Strategic Report and the 2021 Annual Report and Accounts are also available to view online at natwestgroup.com/annualreport. The Notice of Meeting will also be available to view at natwestgroup.com/agm.

Copies of the above documents will also be submitted to the National Storage Mechanism today and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders will be able to attend the 2022 AGM in person and shareholders are also being invited to attend a "live" Virtual Shareholder Event ("Virtual Event"), which will be held at 5.00 p.m. on 21 April 2022. By holding the Virtual Event, as well as the physical AGM, we are providing shareholders with two opportunities to hear from Board members and to ask questions prior to voting on the business of the AGM.

Shareholders attending the AGM will, as usual, be able to ask questions related to the business of the AGM during the Q&A session, which will precede the formal voting process and submit questions in advance of the AGM.  Shareholders attending the Virtual Event can also submit questions either before or during the event.

Further details on the AGM and the Virtual Event,  including how to ask questions at each event, can be found on pages 18 and 20 of the letter to shareholders. Any shareholders unable to join the AGM or Virtual Event will be able to access a recording at natwestgroup.com/agm. The webpage will also display answers to shareholder questions on key themes as soon as is practically possible following the Virtual Event.

Please note that shareholders who submit questions will be deemed to consent to their names being mentioned while their questions are addressed at the AGM or Virtual Event.

Shareholders can ensure their votes are counted at the AGM by submitting their proxies, either online or by post, by the proxy voting deadline of 2.00 p.m. on 26 April 2022, or if attending the AGM, by voting at the meeting.

In addition to the Virtual Event planned for 21 April 2022, it is our intention to further engage with our shareholders using the virtual event format during 2022.

Business of the AGM

In addition to the routine AGM business, the following resolutions are being proposed:

Directors' Remuneration Policy
A resolution is being proposed to approve the Directors' Remuneration Policy (the "policy") in the Directors' Remuneration Report as set out in the Annual Report for the year ended 31 December 2021.

The policy sets out the proposed forward-looking policy for Directors and is subject to a binding shareholder vote, in line with UK legislation. The policy details each element of remuneration for Directors and how this supports delivery of the Company's strategy and purpose. Provided that the new policy is approved by shareholders, it will be capable of operating for a maximum period of three years, until the 2025 AGM at the latest. Once approved, payments can only be made to Directors if they are in accordance with the agreed policy. If the Company wishes to make changes to the policy during this period, then a new policy must be submitted to shareholders for approval.

Equity Convertible Notes authority
In line with the authorities approved by shareholders in 2021, which will expire on the earlier of the conclusion of our 2022 AGM or at the close of business on 30 June 2022, two resolutions are being proposed in order to renew authorities that will allow ordinary shares and equity securities to be allotted in connection with the issue of Equity Convertible Notes ("ECNs"): the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion; and the other a special resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.

If approved, these two resolutions will provide NatWest Group with flexibility to manage its capital through the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, NatWest Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares and directed buyback authority
In line with the authority approved by shareholders in 2021, which will expire on the earlier of the conclusion of our 2022 AGM or at the close of business on 30 June 2022, a resolution is being proposed as a special resolution that will, if approved, grant NatWest Group authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders for NatWest Group to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider this to be the case. NatWest Group will also require regulatory approval by the Prudential Regulation Authority for any ordinary share capital distributions.

In line with the authority approved by shareholders in 2021, which will expire on the earlier of the conclusion of our 2022 AGM or at the close of business 30 June 2022, a special resolution is being proposed to renew the authority granted to the Directors to make off-market purchases of ordinary shares from HM Treasury. The intention would be to seek a similar renewal at future AGMs while HM Treasury continues to hold ordinary shares. The Directed Buyback Contract in place is limited to making such off-market purchases up to a maximum of 4.99% of the Company's issued ordinary share capital in any 12 month period.

If approved, these two resolutions will provide the Board with flexibility to consider share buybacks.

Authority to purchase preference shares
A special resolution is being proposed that will authorise the Company to make off-market purchases of the following issuances of securities:

(a) £242,454 5.5 per cent. Cumulative Preference Shares of £1.00; and
(b) £240,686 11.00 per cent. Cumulative Preference Shares of £1.00.

Having authority to buy back such preferences shares may provide the Company with additional flexibility in the management of its capital base, taking into account other investment opportunities, including the ability to replace the preference shares with other forms of securities. The Directors intend to keep under review the potential to buy back any or all of the preference shares. The Resolution specifies the maximum prices at which the preference shares may be purchased.

Say on Climate
A "Say on Climate" resolution is being proposed which relates to NatWest Group's climate strategy, its previously stated ambitions and the intention to publish a climate transition plan that will further support alignment with the 2015 Paris Agreement.

The Board recommend that shareholders vote in favour of all resolutions.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Caution about forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy, its ESG and climate related targets, ambitions, plans and intentions, its access to adequate sources of liquidity and funding, current intentions regarding future issuances of ECNs, its authority to purchase own shares and directed buyback authority as well as purchase preference shares, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Caution about climate-related disclosure and forward-looking statements
Statements about NatWest Group's climate-related ambitions, targets and plans are forward-looking statements which involve significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations risk and uncertainty because they relate to future events and circumstances. For more information about these risks and uncertainties, please see the 'Risk Factors' section particularly the sub-section entitled 'Climate and sustainability-related risks' and the 'Forward looking statements' section in the NatWest Group 2021 Annual Report and Accounts available at natwestgroup.com.

These risks and uncertainties will make it challenging for NatWest Group to meet its climate-related intentions, ambitions, commitments, estimates, aspirations, and targets and other anticipated outcomes expressed or implied by such forward-looking statements and there is a significant risk that all or some of them will not be achieved. As a result, actual future results and outcomes, including the ability of NatWest Group to successfully implement its climate strategy set out in "Say on Climate" resolution, could differ materially from those intentions, ambitions, commitments, targets and estimates. Accordingly, undue reliance should not be placed on these statements.

For further information about climate-related challenges and limitations, please see the following disclosures in the 2021 NatWest Group Climate-related Disclosures Report (available at natwestgroup.com): (i) Section 3.7.4-Modelling limitations, capability enhancements and future developments; and (ii) Section 5.8-Cautionary note about climate-related data and methodology challenges.

Date: 23 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary